FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2007

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press release related to Telefónica Chile's Chief Financial Officer resignation.

News Release

FOR IMMEDIATE RELEASE

For more information, please contact:
Sofía Chellew - Verónica Gaete
María José Rodríguez - Carolyn McKenzie	Lucia Domville
TELEFÓNICA CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	Tel: 646-284-9416
Fax: 562-691-2392
E-mail:	E-mail:
sofia.chellew@telefonicachile.cl,	ldomville@hfgcg.com
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
carolyn.mckenzie@telefonicachile.cl

TELEFONICA CHILE'S CHIEF FINANCIAL OFFICER RESIGNS

Santiago, Chile August 30, 2007 Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica Chile" or the "Company") reports that the Company's Board of Directors accepted the resignation of Mr. Julio Covarrubias Fernandez, Chief Financial Officer of Telefonica Chile, which will be effective from August 31, 2007. Beginning on September 1, 2007, Mrs. Isabel Margarita Bravo Collao will take on his duties, maintaining her position as Finance Director.

After 12 years with the Company, Mr. Covarrubias will go on to undertake personal business projects. In 1995, he joined Telefónica Chile as Deputy Vice President of Finance and two years later was appointed Chief Financial Officer, where he successfully led a number of significant projects and challenges.

The Company's Board thanked Mr. Covarrubias for his dedication, professionalism and achievements during his tenure.

Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is a leading telecommunications enterprise in Chile, providing local telephony, broadband and pay TV services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services for its corporate communications clients.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile' regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A' control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2007

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Cristián Aninat S.

Name: Cristián Aninat S.

Title: General Counsel